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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

LaCrosse Footwear, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
505688 10 1
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	505688 10 1

1	NAMES OF REPORTING PERSONS George W. & Virginia F. Schneider Trust I.R.S. Identification Nos. Of Above Persons (entities only): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
Not applicable (a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO: (Trust)

CUSIP No.	505688 10 1

1	NAME OF REPORTING PERSON Virginia F. Schneider I.R.S. Identification Nos. Of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,019,562 shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		113,199 shares (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,019,562 shares (1)

WITH:	8	SHARED DISPOSITIVE POWER

113,199 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,132,761 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 308,185 shares of common stock owned by a survivor trust (the “Survivor Trust”) created by the George W. and Virginia F. Schneider Trust (the “Family Trust”) pursuant to the terms of its Declaration of Trust, as amended, 702,831 shares of common stock owned by the George W. & Virginia F. Schneider Non-Exempt Marital Trust (the “Non-Exempt Trust”), and 8,546 shares of common stock owned by the George W. & Virginia F. Schneider Exempt Marital Trust. The shares of common stock beneficially owned by the Survivor Trust and the Non-Exempt Trust were received by such trusts following a distribution of the assets of the Family Trust, pursuant to the terms of its Declaration of Trust, as amended. Virginia F. Schneider is the sole trustee of each trust.
(2) Consists of 113,199 shares of common stock owned by the George W. & Virginia F. Schneider Charitable Foundation, of which Virginia F. Schneider is a trustee. Pursuant to Rule 13d-4, Virginia F. Schneider hereby disclaims beneficial ownership of all shares owned the George W. & Virginia F. Schneider Charitable Foundation.

CUSIP No.	505688 10 1

1	NAMES OF REPORTING PERSONS George W. & Virginia F. Schneider Non-Exempt Marital Trust I.R.S. Identification Nos. Of Above Persons (entities only): 33-6351596

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable

	5	SOLE VOTING POWER

NUMBER OF		702,831 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		702,831 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

702,831 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Trust)

Item 1.
(a)	LaCrosse Footwear, Inc.

(b)	17634 NE Airport Way Portland, Oregon 97230
Item 2.
(a)	Virginia F. Schneider George W. & Virginia F. Schneider Non-Exempt Marital Trust George W. & Virginia F. Schneider Trust

(b)	c/o LaCrosse Footwear, Inc. 17634 NE Airport Way Portland, Oregon 97230

(c)	Virginia F. Schneider is a United States citizen.

(d)	Common Stock, $.01 Par Value

(e)	CUSIP # 505688 10 1
Item 3.
     Not Applicable

Item 4.	Ownership
     With respect to the beneficial ownership of shares of common stock of LaCrosse Footwear, Inc. by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G /A, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑
     This Amendment No.13 to Schedule 13G reports the distribution of 100% of the shares of the Issuer’s common stock beneficially owned by the George W. & Virginia F. Schneider Trust (the “Family Trust”). Such distribution was made to certain related trusts identified on this Schedule 13G pursuant to the terms of the Family Trust’s Declaration of Trust, as amended.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable

Item 8.	Identification and Classification of Members of the Group
          Not Applicable

Item 9.	Notice of Dissolution of Group
          Not Applicable

Item 10.	Certification
          Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

*
Virginia F. Schneider

GEORGE W. & VIRGINIA F. SCHNEIDER TRUST
*
Virginia F. Schneider, Trustee

GEORGE W. & VIRGINIA F. SCHNEIDER NON-EXEMPT MARITAL TRUST
*
Virginia F. Schneider, Trustee

* By:	/s/ James D. Fontaine
James D. Fontaine
Attorney-in-fact (Power of Attorney filed on May 23, 2007 with the Commission is hereby incorporated by reference.)

EXHIBIT INDEX

Exhibit I-	Agreement Regarding the Joint Filing of Schedule 13G